UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: November 2017

Commission File Number: 001-33562

PLATINUM GROUP METALS LTD.

Suite 788 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA
Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [X]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLATINUM GROUP METALS LTD.

/s/ R. Michael Jones
Date: November 29, 2017	R. Michael Jones
President and Chief Executive Officer

EXHIBIT INDEX

EXHIBITS 99.1, 99.2 AND 99.3 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-213985) (THE “REGISTRATION STATEMENT”), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, AND EXHIBITS 99.4, 99.5, 99.6, 99.7 AND 99.8 ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRATION STATEMENT.

Exhibit	Description

99.1	Annual Information Form for the Year Ended August 31, 2017

99.2	Condensed Consolidated Interim Financial Statements for the Year Ended August 31, 2017

99.3	Management’s Discussion and Analysis for the Year Ended August 31, 2017

99.4	Consent of PricewaterhouseCoopers LLP

99.5	Consent of Charles J. Muller

99.6	Consent of Robert L. Goosen

99.7	Consent of Gordon I. Cunningham

99.8	Consent of R. Michael Jones

99.9	Form 52-109F1 – Certification of Interim Filings - CEO

99.10	Form 52-109F1 – Certification of Interim Filings - CFO

99.11	News Release dated November 29, 2017